November 15, 2024

Dong Li
Chief Financial Officer
TH International Limited
2501 Central Plaza
227 Huangpi North Road
Shanghai, People   s Republic of China 200003

       Re: TH International Limited
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-41516
Dear Dong Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services